Keystone Consolidated Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas  75240
(972) 458-0028

September 12, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:          Mr. John Cash
                            Accounting Branch Chief

cc:               Mr. Bret Johnson
            Division of Corporation Finance

RE:              Keystone Consolidated Industries, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    File No. 1-3919

Dear Mr. Cash:

Reference is made to the Staff’s letter dated August 30, 2007 (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K.  We have responded to the Comment Letter as follows.

Management’s Discussion and Analysis
Results of Operations, page 20

1.
We note your presentation of the non-GAAP measure “Operating income before pension and OPEB credit or expense”.  Please revise you future filing to disclose the manner in which management uses this non-GAAP measure to conduct or evaluate its business.  Refer to Question 8 of our Frequently Asked Questions (FAQ) regarding the use of non-GAAP Financial Measures issued in June 2003 on our website.

In future filings, we will clarify that management uses “Operating income before pension and OPEB credit or expense” to both measure and evaluate the performance of our businesses since our pension and OPEB expense or credits are unrelated to the operating activities of our businesses.  As such, we believe the presentation of operating income before pension and OPEB credit or expense provides more useful information to investors.

Note 1 – Summary of significant accounting policies, page F-10
Corporate expense, page F-13

2.	Please tell us your basis for not including corporate expenses in operating income.

We previously received comment letters from the Staff dated May 30, 2003, June 24, 2003 and July 16, 2003 in connection with the Staff’s review of our Annual Report on Form 10-K for the year ended December 31, 2002 (collectively, the “Prior Comment Letters”).   In the Prior Comment Letters the Staff made inquires, among other things, regarding (i) the format of our statement of operations and (ii) the number of business segments we presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131.  As a result of the Prior Comment Letters, we agreed, among other things, to (i) reformat our statement of operations to more closely follow the format set forth in Rule 5-03 of Regulation S-X (see response No. 5 in our letter to the Staff dated June 10, 2003) and (ii) expand the number of segments we report under SFAS No. 131 (see response No. 7 in our letter to the Staff dated July 2, 2003).

With regard to the expansion of the number of segments we report under SFAS No. 131 in relation to our previously-issued financial statements and with the consent of the Staff obtained in a telephone conversation we had with Staff representatives Ms. Jeanne Baker and Mr. Michael Moran on August 12, 2003, we agreed to provide the expanded segment disclosures for historical periods under Item 5 of Form 8-K (see response No. 3 in our letter to the Staff dated August 14, 2003). During the August 12, 2003 telephone conversation, we also agreed at the Staff’s request that the amount we would report as operating income in our reformatted statement of operations would be equal to the sum of the amounts we report as operating income for each of our SFAS No. 131 operating segments.  Because the amount we report as corporate expenses does not relate to and is not allocated to a specific SFAS No. 131 operating segment, the Staff’s request that the amount reported as operating income in our revised statement of operations be equal to the sum of the amounts reported as operating income for each of our SFAS No. 131 operating segments necessitated that unallocated corporate expenses be excluded from operating income in our statement of operations.  We have reported unallocated corporate expenses separate from operating income in all of our filings since August 12, 2003.

However, if the Staff believes it is preferable, we will include unallocated corporate expenses as a component of our operating income in our statements of operations in all future filings.  In addition, for consistency we would reclassify all prior periods included in such future filings for comparative purposes to also include unallocated corporate expenses as a component of operating income.

Note 4 – Inventories, net, page F-19

3.	Please disclose in future filings the excess of replacement or current cost over the stated LIFO value in accordance with Rule 5-02(6)(c) of Regulation S-X.

We believe that our LIFO reserve, which we have disclosed, represents the excess of replacement or current cost over the stated LIFO value of our inventories.  In future filings, we will add a sentence stating this fact.

Schedule II

4.	Please include a Schedule II in your future filings to provide the information prescribed by Rule 5-04 of Regulation S-X relating to your allowance for doubtful accounts.

We excluded Schedule II related to our allowance for doubtful accounts due to immateriality, as indicated in the table below.  We plan to continue to exclude such Schedule II in future filings until such time as the allowance for doubtful accounts becomes material.

	Analysis of Allowance for Doubtful Accounts
	($ in thousands)
	December 31,
	2004	2005	2006
Allowance for doubtful accounts	$448	$451	$304
Gross receivables	$27,177	$46,650	$31,965
Total current assets	$87,136	$119,690	$110,158
Total assets	$323,282	$358,364	$763,936
Bad debt expense (credit) for the year	$111	$238	$(63)
Pre-tax income for the year	$17,439	$39,662	$74,787
Allowance as a % of:
Gross receivables	1.65%	0.97%	0.95%
Total current assets	0.51%	0.38%	0.28%
Total assets	0.14%	0.13%	0.04%
Bad debt expense (credit) as a % of pre-tax income	0.64%	0.60%	(.08%)

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in the filing referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4293.

Sincerely,

Keystone Consolidated Industries, Inc.

By: ___________________________
Bert E. Downing, Jr.,
Vice President, Chief Financial Officer,
Corporate Controller, and Treasurer